UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

Enzon Pharmaceuticals, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

293904-10-8

(CUSIP Number)

Stephen M. Schultz, Esq.

Kleinberg, Kaplan, Wolff & Cohen, P.C.

551 Fifth Avenue, New York, New York 10176

Tel: (212) 986-6000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 18, 2007

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [  ].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 293904-10-8

1	NAME OF REPORTING PERSON DellaCamera Capital Master Fund, Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFI-CIALLY OWNED BY EACH REPORT-ING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 2,278,339
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 2,278,339
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,278,339
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.2%
14	TYPE OF REPORTING PERSON CO

1	NAME OF REPORTING PERSON DellaCamera Capital Fund, Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFI-CIALLY OWNED BY EACH REPORT-ING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 2,278,339
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 2,278,339
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,278,339
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.2%
14	TYPE OF REPORTING PERSON CO

1	NAME OF REPORTING PERSON DellaCamera Capital Management, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFI-CIALLY OWNED BY EACH REPORT-ING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 2,278,339
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 2,278,339
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,278,339
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.2%
14	TYPE OF REPORTING PERSON 00

1	NAME OF REPORTING PERSON Ralph DellaCamera, Jr.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFI-CIALLY OWNED BY EACH REPORT-ING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 2,278,339
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 2,278,339
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,278,339
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.2%
14	TYPE OF REPORTING PERSON IN, HC

1	NAME OF REPORTING PERSON Andrew Kurtz
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFI-CIALLY OWNED BY EACH REPORT-ING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 2,278,339
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 2,278,339
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,278,339
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.2%
14	TYPE OF REPORTING PERSON IN, HC

1	NAME OF REPORTING PERSON Vincent Spinnato
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFI-CIALLY OWNED BY EACH REPORT-ING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 2,278,339
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 2,278,339
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,278,339
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.2%
14	TYPE OF REPORTING PERSON IN, HC

Item 1.	Security and Issuer

This statement on Schedule 13D relates to the common stock, par value $0.01 per share (the “Common Stock”), of Enzon Pharmaceuticals, Inc., a Delaware corporation (“Issuer”). The principal executive offices of Issuer are located at 685 Route 202/206, Bridgewater, New Jersey 08807.

Item 2.	Identity and Background
(a).	NAME

The names of the persons filing this statement on Schedule 13D are: DellaCamera Capital Master Fund, Ltd., a Cayman Islands exempted company (the “Master Fund”), DellaCamera Capital Fund, Ltd., a Cayman Islands exempted company (the “Offshore Fund”), DellaCamera Capital Management, LLC, a Delaware limited liability company (“DCM” and, collectively with the Master Fund and the Offshore Fund, the “Fund”), Ralph DellaCamera, Jr., a citizen of the United States (“Mr. DellaCamera”), Andrew Kurtz, a citizen of the United States (“Mr. Kurtz”) and Vincent Spinnato, a citizen of the United States (“Mr. Spinnato”) (together, the “Reporting Persons”). DCM is the Investment Manager of the Master Fund. Messrs. DellaCamera, Kurtz and Spinnato are the controlling persons of DCM.

The shares of Common Stock beneficially owned by the Reporting Persons are owned directly by the Master Fund. The Offshore Fund is the controlling shareholder of the Master Fund.

(b).	RESIDENCE OR BUSINESS ADDRESS

The business address of each of DCM and Messrs. DellaCamera, Kurtz and Spinnato is 200 Park Avenue, Suite 3300, New York, New York 10166.

The business address of each of the Master Fund and Offshore Fund is c/o Meridian Corporate Services Limited, 73 Front Street, P.O. Box HM 528, Hamilton HM 12, Bermuda.

(c).       PRESENT PRINCIPAL OCCUPATION OR EMPLOYMENT AND THE NAME, PRINCIPAL BUSINESS AND ADDRESS OF ANY CORPORATION OR OTHER ORGANIZATION IN WHICH SUCH EMPLOYMENT IS CONDUCTED

Each of the Master Fund and Offshore Fund is a private investment fund.

The principal business of DCM is providing investment management services.

The principal business of each of DellaCamera, Kurtz and Spinnato is serving as the managing members of DCM.

Information regarding the directors, executive officers and/or control persons of the Master Fund and the Offshore Fund (collectively, the “Instruction C Persons”) is set forth in Appendix III attached hereto.

(d), (e).	CRIMINAL CONVICTIONS; CIVIL PROCEEDINGS

During the last five years, none of the Reporting Persons have: (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations or prohibiting activities subject to federal or state securities laws or finding any violation of such laws.

(f).	CITIZENSHIP

The Master Fund and the Offshore Fund are Cayman Islands exempted companies.

DCM is a Delaware limited liability company.

DellaCamera, Kurtz and Spinnato are citizens of the United States.

Item 3.	Source and Amount of Funds or Other Consideration

The Master Fund acquired the securities reported herein at an aggregate cost of $17,048,013. The funds used to purchase these securities were obtained from the general working capital of the Master Fund and margin account borrowings made in the ordinary course of business, although the Master Fund cannot determine whether any funds allocated to purchase such securities were obtained from any margin account borrowings.

Item 4.	Purpose of Transaction

The Reporting Persons acquired the securities of the Issuer reported herein for investment purposes in the ordinary course of business. Although none of the Reporting Persons has any specific plan or proposal to acquire or dispose of any securities of the Issuer, each Reporting Person at any time and from time to time may (i) acquire additional securities of the Issuer, (ii) dispose of any or all of its securities of the Issuer, or (iii) enter into derivative transactions to hedge the risk of some or all of its positions in securities of the Issuer, depending upon an ongoing evaluation of its investment in such securities, prevailing market conditions, other investment opportunities, liquidity requirements of the Reporting Persons, and/or other investment considerations.

The Reporting Persons believe that the Issuer is trading at a significant discount to its intrinsic value. The Reporting Persons believe that the value of the Issuer’s commercial operations alone may materially exceed its current share price, implying that the market is ascribing significant negative value to the Issuer’s R&D pipeline and technology platform. It is the Reporting Persons belief that the corporate structure and operational complexity of the Issuer have led to substantial inefficiencies and have made it difficult for the investment community to accurately assess the inherent value of the Issuer, resulting in a company that does not appeal to any distinct investor constituency.

The Reporting Persons believe that there may be many ways for the Issuer to eliminate this significant discount to intrinsic value and that the Issuer should engage the services of a reputable, nationally-recognized financial advisor to help analyze various financial and structural options and implement a cohesive financial plan of action aimed at increasing shareholder value. These options may include the rationalization of the Issuer’s marketed products segment, including the sale of the Abelcet product line, along with the possible monetization of additional royalty interests. In addition, the Issuer should consider structural methods to unlock the value of the Issuer’s LNA development platform.

The Reporting Persons sent a letter to the Issuer dated December 19, 2007 discussing the above, a copy of which is attached hereto as Appendix IV.

The Reporting Persons reserve the right to, and may in the future, discuss, meet with and/or send correspondence to (a) the Issuer’s management and/or Board of Directors, (b) other holders of securities of the Issuer, (c) financial advisors and/or (d) other third parties to discuss and/or formulate any plans or proposals regarding the Issuer or its securities, which may include making changes to the Issuer’s Board of Directors. There can be no assurance, however, that any of the Reporting Persons will take any such action, and may, at any time and from time to time, review or reconsider their position and/or change their purpose and/or plans or proposals with respect thereto.

Item 5.	Interest in Securities of the Issuer

(a).       The Reporting Persons as a group beneficially own 2,278,339 shares of Common Stock, representing5.2% of the outstanding shares of Common Stock. The 2,278,339 shares of Common Stock beneficially owned by the Reporting Persons are comprised of: (a) 1,828,339 shares of Common Stock, and (b) options exercisable for 450,000 shares of Common Stock.

(b).       None of the Reporting Persons has sole power to vote or to direct the vote or sole power to dispose or to direct the disposition of the shares of Common Stock beneficially owned by them.

Each of the Reporting Persons has shared power to vote and to direct the vote and shared power to dispose and to direct the disposition of the 2,278,339 shares of Common Stock beneficially owned by them.

(c).       A list of the transactions in the Issuer’s Common Stock (including options exercisable for Common Stock) that were effected by the Reporting Persons during the past sixty days is attached hereto as Appendix I.

(d).	N/A
(e).	N/A
Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

The Master Fund owns 2,500 put options at a strike price of $10.00 expiring February 16, 2008, and 1,332 put options at a strike price of $7.50 expiring on February 16, 2008. Except as otherwise reported in this Schedule 13D, the Reporting Persons do not have any other contracts, arrangements, understandings or relationships with respect to the securities of the Issuer.

Item 7.	Material to Be Filed as Exhibits

The following documents are filed as exhibits:

Appendix I: List of the transactions in the Issuer’s Common Stock that were effected by the Reporting Persons during the past sixty days.

Appendix II: Joint Filing Agreement.

Appendix III: Instruction C Person Information.

Appendix IV : Letter to Issuer dated December 19, 2007.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:	December 19, 2007

DELLACAMERA CAPITAL MASTER FUND, LTD.

By: /s/ Andrew Kurtz
Andrew Kurtz, Director

DELLACAMERA CAPITAL FUND, LTD.

By: /s/ Andrew Kurtz
Andrew Kurtz, Director

DELLACAMERA CAPITAL MANAGEMENT, LLC

By: /s/ Ralph DellaCamera, Jr.
Ralph DellaCamera, Jr., Managing Member

/s/ Ralph DellaCamera, Jr.
Ralph DellaCamera, Jr.

/s/ Andrew Kurtz
Andrew Kurtz

/s/ Vincent Spinnato
Vincent Spinnato

APPENDIX I

TRANSACTIONS EFFECTED DURING THE PAST SIXTY DAYS

Transactions Effected by DellaCamera Capital Master Fund, Ltd. in Common Stock

Date of transaction	Amount of securities Bought/ (Sold)	Price per share or unit (excluding commissions)	Where and how the transaction was effected
18-Dec-07	75,000	$9.6232	Open Market
17-Dec-07	70,000	$9.4795	Open Market
13-Dec-07	11,565	$9.3243	Open Market
13-Dec-07	78,500	$9.2200	Open Market
12-Dec-07	40,000	$9.4100	Open Market
4-Dec-07	21,500	$9.1672	Open Market
3-Dec-07	231	$9.3000	Open Market
29-Nov-07	50,000	$9.4649	Open Market
28-Nov-07	25,000	$9.3573	Open Market
27-Nov-07	25,000	$9.2500	Open Market
26-Nov-07	25,000	$9.3626	Open Market
20-Nov-07	24,700	$9.1592	Open Market
19-Nov-07	40,916	$9.0445	Open Market
16-Nov-07	11,784	$9.2714	Open Market
15-Nov-07	25,000	$9.4655	Open Market
14-Nov-07	25,000	$9.5596	Open Market
13-Nov-07	600	$9.6000	Open Market
2-Nov-07	25,000	$9.5046	Open Market
1-Nov-07	35,000	$9.4605	Open Market
31-Oct-07	31,400	$9.5331	Open Market
30-Oct-07	48,850	$9.4973	Open Market
23-Oct-07	400	$9.0000	Open Market
22-Oct-07	12,500	$9.0171	Open Market

Transactions Effected by DellaCamera Capital Master Fund, Ltd. in Call Options at $7.50 Expiring on May 17, 2008

Date of transaction	Amount of securities Bought/ (Sold)	Price per share or unit (excluding commissions)	Where and how the transaction was effected
14-Dec-07	500	$2.650	Open Market
14-Dec-07	500	$2.900	Open Market
13-Dec-07	500	$2.625	Open Market
11-Dec-07	20	$2.550	Open Market
11-Dec-07	370	$2.700	Open Market
11-Dec-07	350	$2.550	Open Market
10-Dec-07	170	$2.660	Open Market
10-Dec-07	250	$2.511	Open Market
10-Dec-07	30	$2.550	Open Market
10-Dec-07	310	$2.600	Open Market
7-Dec-07	750	$2.600	Open Market
6-Dec-07	500	$2.475	Open Market
6-Dec-07	250	$2.550	Open Market

Transactions Effected by DellaCamera Capital Master Fund, Ltd. in 4% Convertible Senior Notes due 2013

Date of transaction	Amount of securities Bought/ (Sold)	Price per share or unit (excluding commissions)	Where and how the transaction was effected
13-Dec-07	($1,000,000)	$114.808	Open Market
11-Dec-07	($1,000,000)	$117.343	Open Market

APPENDIX II

JOINT FILING AGREEMENT

The undersigned hereby agree that the statement on Schedule 13D with respect to the common stock of Enzon Pharmaceuticals, Inc. dated as of December 19, 2007 is, and any further amendments thereto signed by each of the undersigned shall be, filed on behalf of each of the undersigned pursuant to and in accordance with the provisions of Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended.

Dated:	December 19, 2007

DELLACAMERA CAPITAL MASTER FUND, LTD.

By: /s/ Andrew Kurtz
Andrew Kurtz, Director

DELLACAMERA CAPITAL FUND, LTD.

By: /s/ Andrew Kurtz
Andrew Kurtz, Director

DELLACAMERA CAPITAL MANAGEMENT, LLC

By: /s/ Ralph DellaCamera, Jr.
Ralph DellaCamera, Jr., Managing Member

/s/ Ralph DellaCamera, Jr.
Ralph DellaCamera, Jr.

/s/ Andrew Kurtz
Andrew Kurtz

/s/ Vincent Spinnato
Vincent Spinnato

APPENDIX III

Information Regarding The Instruction C Persons

DellaCamera Capital Master Fund, Ltd. Executive Officers

Name	Title
None

DellaCamera Capital Master Fund, Ltd. Directors

The following table sets forth the name and mailing address (business or residence) of each of the directors of DellaCamera Capital Master Fund, Ltd., and the principal occupation and citizenship of each of those directors who are natural persons.

Name and Title	Principal Occupation	Address	Citizenship
Andrew Kurtz	Managing Member of DCM	200 Park Avenue, Suite 3300, New York, New York 10166	USA
Ronan Guilfoyle	A Manager of dms Management Ltd.*	P.O. Box 31910 Ansbacher House 20 Genesis Close Grand Cayman KY1-1208 Cayman Islands
Roger H. Hanson	A Director of dms Management Ltd *	P.O. Box 31910 Ansbacher House 20 Genesis Close Grand Cayman KY1-1208 Cayman Islands

* dms Management Ltd. is a company management firm, licensed and regulated under the laws of the Cayman Islands.

DellaCamera Capital Fund, Ltd. Executive Officers

Name	Title
None

DellaCamera Capital Fund, Ltd. Directors

The following table sets forth the name and mailing address (business or residence) of each of the directors of DellaCamera Capital Fund, Ltd., and the principal occupation and citizenship of each of those directors who are natural persons.

Name and Title	Principal Occupation	Address	Citizenship
Andrew Kurtz	Managing Member of DCM	200 Park Avenue, Suite 3300, New York, New York 10166	USA
Ronan Guilfoyle	A Manager of dms Management Ltd.*	P.O. Box 31910 Ansbacher House 20 Genesis Close Grand Cayman KY1-1208 Cayman Islands
Roger H. Hanson	A Director of dms Management Ltd *	P.O. Box 31910 Ansbacher House 20 Genesis Close Grand Cayman KY1-1208 Cayman Islands

* dms Management Ltd. is a company management firm, licensed and regulated under the laws of the Cayman Islands.

APPENDIX IV

LETTER TO ISSUER

December 19, 2007

Mr. Jeffrey H. Buchalter

Chairman, C.E.O. and President

Enzon Pharmaceuticals, Inc.

685 Route 202/206

Bridgewater, NJ 08807

cc: The Board of Directors

Dear Jeff:

We have enjoyed our recent dialogue and correspondence with you. As you are aware, entities advised by DellaCamera Capital Management, LLC (“DCM”) are significant shareholders of Enzon Pharmaceuticals, Inc. (“Enzon” or the “Company”) and currently own in excess of 5% of the Company. DCM’s sizeable investment reflects our steadfast belief in the attractiveness of the Company’s numerous assets. In our opinion, Enzon’s current stock price of $9.75 represents a significant discount to the intrinsic value of the Company and in no way reflects the tremendous embedded optionality associated with Enzon’s R&D pipeline and technology platform. Based upon our recent communications, our sentiments are likely of no surprise to you.

While we are encouraged by your recent efforts to highlight the exciting compounds in development and the extensive intellectual property associated with the Company’s PEGylation platform, it is our opinion that Enzon’s commercial operations alone (its marketed products, royalty streams, and contract manufacturing business) may be worth significantly more than the Company’s current share price. To put it another way, the market seems to be currently ascribing negative value to the Company’s R&D pipeline and technology platform. By our calculations, the recent share price of $9.75 implies a shocking negative value of ($263.5 million) for the Company’s R&D operations, as follows:

Price per Share (12/18/07)	$9.75
Common Shares (Issued and Outstanding)	44.2	MM
Market Value	$430.7	MM
Add: Debt *	275.0	MM
Less: Cash and Securities *	(179.2)	MM
Enterprise Value	$526.5	MM

* Excludes defeased Notes Payable and Restricted Cash.

Estimated Value of:
Marketed Products (1)	$350.0	MM
Royalty Streams (2)	400.0	MM
Contract Manufacturing (3)	40.0	MM
Total Value of Commercial Operations	$790.0	MM

Implied Value of R&D Pipeline and Platform	($263.5)	MM

(1)

Enzon has four products on the market that we estimate will generate approximately $100 million of revenue in 2007. Assigning a reasonable pharmaceutical sales multiple of 3.5x yields a value of $350 million for the marketed products.

(2)

Enzon recently sold a 25% interest in its royalty from PEG-Intron for $92.5 million, and may potentially receive an additional one-time milestone payment of $15 million. Assuming this $15 million has a present value of $7.5 million, Enzon effectively received $100 million in value for its 25% interest, implying a $400 million value for the entire PEG-Intron stake, or $300 million for Enzon’s remaining 75% interest. Enzon also receives royalties associated with the sale of Pegasys and Macugen and will derive royalty revenue upon the successful approval and launch of Cimzia and Hematide. We approximate the value of the Pegasys, Macugen, Cimzia, and Hematide royalty streams at $100 million, implying (together with the $300 million of value for Enzon’s PEG-Intron stake) a $400 million total value for Enzon’s royalty segment

(3)

We estimate that Enzon will derive $16 million in revenue from its contract manufacturing business in 2007. Applying a 2.5x revenue multiple, which is an approximate 1.0x multiple discount to Lonza Group AG, yields an incremental $40 million of value for the Company’s contract manufacturing business.

This is a troubling value disconnect, especially when one considers the array of compounds that Enzon has in clinical trials and the Company’s extensive PEGylation expertise, in addition to Enzon’s locked nucleic acid (LNA) efforts. Indeed, there are publicly-traded biotechnology companies with multi-hundred-million dollar market values that do not possess as broad a pipeline as Enzon. While drug development is inherently unpredictable, in today’s environment there are certain overarching factors that heighten the value that may be ascribed to development-stage compounds. Consider the well-publicized dearth of product that is plaguing many pharmaceutical and biotech companies; one need only note the significant control premium afforded companies such as Medimmune, Pharmion, and MGI Pharma to understand the desire of pharmaceutical companies to replenish their existing pipelines. Given this current favorable environment, Enzon can no longer allow its pipeline and R&D efforts to be afforded negative value by the marketplace.

It is our belief that the corporate structure and operational complexity of Enzon have made it difficult for the investment community to accurately assess the inherent value of the Company. Enzon in its current form is an amalgam of two distinct businesses: (1) a commercial business comprised of marketed products, royalties, and contract manufacturing; and (2) an R&D organization and technology platform. The profitability of the commercial operations is being completely obscured by the expenses associated with advancing the Company’s clinical and pre-clinical programs. As such, the Company does not appeal to any distinct investor constituency. Furthermore, we believe that the pursuit of activities across multiple business segments has led to substantial operational inefficiencies, resulting in expenses far in excess of acceptable levels. For example, Enzon has only four marketed products yet has to shoulder the expenses associated with two completely distinct sales forces, with one sales force devoted entirely to the marketing of one single product, Abelcet.

It is clear to us that there may be many ways for Enzon to narrow the significant discount to intrinsic value at which the Company is currently trading. Given the array of alternatives available, we believe that the Board of Directors (the “Board”) must engage the services of a reputable, nationally-recognized financial advisor to provide impartial assistance in analyzing various financial and structural options and implement a cohesive financial plan of action that would deliver increased value to the shareholders. These options may include the rationalization of the Company’s marketed products segment, including the sale of the Abelcet product line, along with the possible monetization of additional Company royalty interests. Furthermore, Enzon should consider structural methods to unlock the value of the Company’s LNA development platform. Indeed, a number of publicly-traded biotechnology companies have attempted to creatively highlight the value of their own RNA-interference efforts, an area which has generated great enthusiasm from the scientific and investment community.

Though we reserve all of our rights to protect the value of our investment, it is our preference to work constructively with management and the Board to ensure that maximum value is delivered to the shareholders of Enzon. As such, we wish to continue our discussions with you and hope to expand upon this dialogue to include the Board. We look forward to speaking with you in the very near future.

Sincerely,

/s/ Richard P. Mansouri

Richard P. Mansouri

Portfolio Manager